October 30, 2017

Christian E. Otteson

720.488.5425

cotteson@sbbolaw.com

VIA EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D. C. 20549

Re:                             Solera National Bancorp, Inc.

Offering Statement on Form 1-A

Filed on October 27, 2017

CIK No. 0001357231

Dear Ms. Martin:

This letter, together with the above-referenced Offering Statement on Form 1-A (the “Offering Statement”) of Solera National Bancorp, Inc. (the “Issuer”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated October 11, 2017, to Melissa K. Larkin, Executive Vice President and Chief Financial Officer of the Issuer, from the staff (the “Staff”) of the Commission regarding the draft offering statement of the Issuer submitted on September 15, 2017.

For your convenience, we have reproduced the Staff’s comment below and provided a response below the comment.  Also for your convenience, we have delivered by email to the Staff a blackline reflecting each amendment to the Offering Statement.

Financial Statements

1.              Please update the financial statements, and other relevant portions of your filing, to include the six month interim financial period as of and ending on June 30, 2017 and the corresponding period of the preceding fiscal year. Please refer to Part F/S paragraph (b)(3)(B) of Form 1-A.

Response:

We have revised the Offering Statement to include the nine month interim financial period as of and ending on September 30, 2017 and the corresponding period of the preceding fiscal year.  We have also updated the relevant disclosures throughout the Offering Statement in response to the Staff’s comment.

If you have additional questions or require any additional information with respect to the Offering Statement or this letter, please do not hesitate to contact me at (720) 488-0220 or cotteson@sbbolaw.com.

Very truly yours,

Christian E. Otteson

cc:                                Melissa K. Larkin

(Solera National Bancorp, Inc.)